[Cowen Group, Inc. letterhead]

January 15, 2014
VIA EDGAR
Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re: Cowen Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 7, 2013 and Amended March 28, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed November 7, 2013
File No. 001-34516
Dear Mr. Vaughn:
Please find set forth below the responses of Cowen Group, Inc. (the "Company") to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter, dated December 31, 2013, to Mr. Stephen A. Lasota, Chief Financial Officer, with respect to the filings referenced above. For the Staff's convenience, the text of the Staff's comments is set forth below followed by the responses.
Form 10-K for the Fiscal Year Ended December 31, 2012
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
Assets Under Management and Fund Performance, page 34
1.    You disclose that your asset management fees are based on the value of your assets under management (AUM) and that your AUM are affected by both cash flows and market fluctuations. In order to provide greater transparency to readers, please revise your future filings to address the following information regarding your AUM.

•	Your current disclosures show “net redemptions.” Please revise to disaggregate net redemptions into gross cash inflows and outflows (i.e. subscriptions and redemptions).

RESPONSE: The Company will show gross subscriptions and redemptions in the AUM table for future 10K and 10Q filings.

•
For funds which are restricted in their ability to (i) redeem their investments (i.e. required to give advance notice prior to redemption or have suspended redemptions) or (ii) accept new subscriptions (i.e. funds not accepting investments), please quantify by average assets the amount of average assets under restriction during the period and indicate the period of time the restriction(s) was in place during the period disclosed.

RESPONSE: The Company will include the requested information in its future 10K and 10Q filings.

•	In order to provide investors a better understanding of fund performance, please include the net annualized return since inception and net return for each period presented.

RESPONSE: The Company will enhance the disclosures in future 10K and 10Q filings to include net return for each period presented by platform. Due to changes in composition of its fund offerings and strategies since inception, the Company believes that presenting the annualized return since inception is not meaningful.
Results of Operations, page 36

2.
Your disclosure on page 30 acknowledges that your results of operations were impacted by certain recent acquisitions. Please revise this section of your future filings to clearly quantify the impact of your recent acquisitions on your various revenue and expense line items.

RESPONSE: The Company advises the Staff that none of the recent acquisitions (ATM USA LLC, KDC Securities LP or Dahlman Rose & Company) were significant to the Company from an accounting or SEC reporting standpoint at the time of each respective acquisition.  In addition, the Company was able to integrate these businesses into its broker-dealer segment in a relatively short time frame, which makes it difficult to quantify the effects of the acquisitions on individual revenue and expense line items. The Company acknowledges the Staff’s comment and will include appropriate disclosures in future 10K and 10Q filings in connection with any future acquisitions.
Liquidity and Capital Resources, page 50

3.
We note your disclosure on page F-53 regarding your undistributed earnings of foreign subsidiaries for which you have not provided income taxes. To the extent applicable and material, please revise your future filings to address the following:

•	Disclose the amount of cash and cash equivalents and short-term investments held by foreign subsidiaries as of each balance sheet date.

•	Discuss the potential tax implications if such funds are needed for your operations in the United States.

•	Discuss your intent to permanently reinvest these funds outside the United States.

RESPONSE: The Company will include the requested information in its future 10K and 10Q filings.

Form 10-Q for the Quarterly Period Ended September 30, 2013
Item 1. Unaudited Condensed Consolidated Financial Statements, page 4
Condensed Consolidated Statements of Comprehensive Income (Loss), page 6
4.    Please revise your future filings to address the following regarding the updated guidance for Comprehensive Income under ASC 220-10 which became effective for all reporting periods in 2013.

•	Revise future filings to show the tax effects of each component of other comprehensive income as required by ASC 220-10-45-11 and 45-12.

RESPONSE: The Company presents its Consolidated Statements of Comprehensive Income (Loss) in accordance with the implementation guidance provided under ASC 220-10-55-9. The Company also determined that the tax effect on its components of other comprehensive income is not material.

•	Revise future filings to show all reclassifications out of comprehensive income which have been reclassified to your statements of operations as required by ASC 220-10- 45-14 through 45-17.

RESPONSE: The Company has determined that the reclassifications out of comprehensive income are immaterial. The Company will disclose this fact in the accumulated other comprehensive income footnote of future 10K and 10Q filings. See example below.

•
In your disclosures of comprehensive income we do not observe the reconciliation of the beginning and ending balances of accumulated other comprehensive income as required by ASC 220-10-45-14A. Please revise future filings to present this reconciliation.

RESPONSE: The Company will include a footnote for accumulated other comprehensive income in future 10K and 10Q filings which discloses the reconciliation of the beginning and ending balances of accumulated other comprehensive income as required by ASC 220-10-45-14A. See example below.

EXAMPLE:

Accumulated other comprehensive income includes the after tax change in unrealized gains and losses on foreign currency translation adjustments and net gain / (loss) and amortization of prior service cost related to the Company's defined benefit plans.

	Foreign currency translation (a)	Defined benefit plans (a)	Total
(dollars in thousands)
Balance at January 1, 2011	$—	$—	$—
Net change	—	—	—
Balance at December 31, 2011	—	—	—
Net change	—	—	—
Balance at December 31, 2012	—	—	—
Net change	—	—	—
Balance at December 31, 2013	$—	$—	$—

(a) During the periods presented, the Company did not have material reclassifications out of other comprehensive income.

•	Please explain and revise future filings for the required separate disclosure of redeemable non-controlling interests as required by ASC 220-10-45-5.

RESPONSE: The Company's redeemable non-controlling interest represents interests in its consolidated funds which are not owned by the Company. These funds follow specialized accounting under the AICPA Investment Company Guide which is retained by the Company upon consolidation. These funds are not allocated any components of other comprehensive income. Therefore, the Company believes that the provisions of ASC 220-10-45-5 when read in conjunction with ASC 810-10-50-1 relating to other comprehensive income are not applicable to the Company's redeemable non-controlling interest.

Notes to Condensed Consolidated Financial Statements, page 9
Note 5. Investments of Operating Entities and Consolidated Funds, page 15
5.    Please revise your future filings to more comprehensively address the revised guidance for Balance Sheet Offsetting under ASC 210-20 which became effective for all reporting periods in 2013. As part of these expanded disclosures, please address the following:

•
Your disclosure for derivative assets/liabilities does not present these amounts by type of derivative nor do you categorize the collateral received/collected by type of derivative. Further, it is not clear which derivative contracts are subject to master netting arrangements and which are not. Please refer to the illustration found at ASC 210-20-55-22, and revise your future filings accordingly.

RESPONSE: The Company does not net any derivatives on the balance sheet. The Company's gross exposure to assets and liabilities under derivative contracts as of 12/31/12 and 9/30/13 are $0.2 million & $1.0 million and $0.6 million & $0.3 million respectively. The Company has determined that these amounts are immaterial to its overall financial statements. The Company discloses its gross exposure, type and amount of collateral held/posted in the "Investments of Operating Entities and Consolidated Funds" footnote.

•
You disclose that your securities sold under agreements to repurchase were transacted pursuant to an agreement with one counterparty as of September 30, 2013. You also disclose that you have presented amounts subject to this agreement on a gross basis and provided the amount of financial collateral collected. Please include these amounts in your revised schedules in light of the previously requested revisions.

RESPONSE: The Company will include applicable footnote disclosures for repurchase agreements and stock lending activity in accordance with the requirements of ASC 210-20 in future 10K and 10Q filings. See example below.

EXAMPLE:

Repurchase agreements:
The following tables present the gross and net repurchase agreements and the related offsetting amount, as of December 31, 2013 and 2012.

As of December 31, 2013
	Gross amounts recognized	Gross amounts offset on the Consolidated Statements of Financial Condition (a)	Net amounts included on the Consolidated Statements of Financial Condition	Amounts not offset on the consolidated balance sheet but eligible for offsetting upon counterparty default (b)	Net amounts
(dollars in thousands)
Securities purchased under agreements to resell	$—	$—	$—	$—	$—
Securities sold under agreements to repurchase	$—	$—	$—	$—	$—

As of December 31, 2012
	Gross amounts recognized	Gross amounts offset on the Consolidated Statements of Financial Condition (a)	Net amounts included on the Consolidated Statements of Financial Condition	Amounts not offset on the consolidated balance sheet but eligible for offsetting upon counterparty default (b)	Net amounts
(dollars in thousands)
Securities purchased under agreements to resell	$—	$—	$—	$—	$—
Securities sold under agreements to repurchase	$—	$—	$—	$—	$—

(a) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.
(b) Includes the amount of collateral held/posted.

Stock lending:
The following tables present the gross and net securities borrowing and lending agreements and the related offsetting amount, as of December 31, 2013 and 2012.
.

As of December 31, 2013
	Gross amounts recognized	Gross amounts offset on the Consolidated Statements of Financial Condition (a)	Net amounts included on the Consolidated Statements of Financial Condition	Amounts not offset on the consolidated balance sheet but eligible for offsetting upon counterparty default (b)	Net amounts
(dollars in thousands)
Securities borrowed	$—	$—	$—	$—	$—
Securities loaned	$—	$—	$—	$—	$—

As of December 31, 2012
	Gross amounts recognized	Gross amounts offset on the Consolidated Statements of Financial Condition (a)	Net amounts included on the Consolidated Statements of Financial Condition	Amounts not offset on the consolidated balance sheet but eligible for offsetting upon counterparty default (b)	Net amounts
(dollars in thousands)
Securities borrowed	$—	$—	$—	$—	$—
Securities loaned	$—	$—	$—	$—	$—

(a) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.
(b) Includes the amount of collateral held/posted.
*    *    *
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should members of the Staff have any questions or require any additional information, please call the undersigned at (212) 845-7919.

Sincerely,

COWEN GROUP, INC.

/s/ Stephen A. Lasota

Stephen A. Lasota
Chief Financial Officer